[CEMEX Letterhead]


                                                              November 30, 2005

VIA FEDERAL EXPRESS AND EDGAR
-----------------------------
Ms. Marie Trimeloni
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

         Re:      CEMEX, S.A. de C.V. (File No. 1-14946)
                  Form 20-F for the Fiscal Year Ended December 31, 2004
                  -----------------------------------------------------

Dear Ms. Trimeloni:

         We have received your letter of November 22, 2005, and thank you for your comments to our 2004 Annual Report on Form 20-F. Your letter requests us to inform you as to when we will provide a response to your comments. We are in the process of considering your comments and preparing our response. As per the message left for you earlier today by Robert M. Chilstrom and Yehuda Markovits of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, we expect that we will be able to provide our response no later than January 17, 2006. While we do not currently anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

         If you have any questions or require additional information, please contact Robert M. Chilstrom at (212) 735-2588, Yehuda Markovits at (212) 735-2919 or the undersigned at 011-52-81-8888-4072.

                                                     Very truly yours,

                                                     /s/ Roger Saldana
                                                     Roger Saldana
                                                     Corporate Counsel

cc:      Rufus Decker, Accounting Branch Chief
         Scott Watkinson, Review Accountant
              Securities and Exchange Commission
              Division of Corporation Finance

         Robert M. Chilstrom
         Yehuda Markovits
              Skadden, Arps, Slate, Meagher & Flom LLP